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Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, New York 10019

September 19, 2007

Secretary

Lancaster Colony Corporation

37 West Broad Street

Columbus, Ohio 43215

Attn: David M. Segal, Esq.

Re:	Notice to the Secretary of Intention to Nominate Persons for Election as Directors at the 2007 Annual Meeting of Shareholders of Lancaster Colony Corporation

Dear Mr. Segal:

Barington Companies Equity Partners, L.P., a Delaware limited partnership (“Barington”), pursuant to Section 2.03 of Article II of the Regulations (the “Regulations”) of Lancaster Colony Corporation, an Ohio corporation (the “Company”), hereby notifies you that it intends to nominate three (3) persons for election to the Board of Directors of the Company (the “Board”) at the 2007 Annual Meeting of Shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter, including the exhibits, schedules and annexes attached hereto, is collectively referred to as the “Notice.” The persons Barington intends to nominate for election to the Board at the Annual Meeting are James A. Mitarotonda, Nick White and Stuart I. Oran (each a “Nominee” and collectively, the “Nominees”).

Pursuant to Section 2.03 of Article II of the Regulations, the undersigned hereby sets forth the following:

(a)	The shareholder giving this Notice and intending to make the nominations set forth herein is Barington Companies Equity Partners, L.P.
(b)

The name and record address of Barington, as we believe they appear on the Company’s books, are Barington Companies Equity Partners, L.P., c/o Barington Capital Group, 888 Seventh Avenue, 17th Floor, New York, New York 10019.

(c)

Barington is the beneficial owner of 490,416 shares of common stock, no par value per share (the “Common Stock”), of the Company, 1,000 shares of which are held of record. For certain information regarding transactions in securities of the Company by Barington during the past two years, see Schedule A attached hereto.

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(d)

We hereby represent that Barington is a holder of record of Common Stock entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees specified herein.

(e)

Barington has jointly filed a Schedule 13D with respect to the Common Stock with certain other entities pursuant to a joint filing agreement. Reference is made to such Schedule 13D initially filed on March 19, 2007, as it has been and may be amended from time to time (the “Schedule 13D”), as filed and to be filed with the Securities and Exchange Commission (the “SEC”), for information regarding other entities that are or may be deemed to be members in a group described therein (collectively, the “Barington Group”). Certain information concerning Barington and such entities is also set forth in Schedules B-1 and B-2 hereto (without, in either case, conceding that any such information is required to be disclosed in this Notice).

(f)

James A. Mitarotonda is the managing member of the general partner of Barington. Additional information concerning Mr. Mitarotonda’s relationship with Barington and its affiliates is set forth in Schedule B-2 hereto.

(g)

Barington Companies Advisors, LLC, an affiliate of Barington, is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P. Barington Investments, L.P. is the beneficial owner of 225,992 shares of Common Stock of the Company.

(h)

Barington Offshore Advisors, LLC, an affiliate of Barington, is compensated for its services as the investment advisor of Benchmark Opportunitas Fund plc by the manager of such fund pursuant to an investment management agreement dated June 2, 2006. Benchmark Opportunitas Fund plc is the beneficial owner of 36,166 shares of Common Stock of the Company.

(i)

Pursuant to a letter agreement dated July 15, 2005, Barington Capital Group, L.P. or one or more of its affiliates is to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

(j)

An affiliate of Barington pays a monthly consulting fee to RJG Capital Management, LLC for certain consulting services it provides to Barington. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

(k)

Barington expects to enter into agreements with Mr. White and Mr. Oran pursuant to which, among other things, they will be indemnified against certain potential liabilities that might arise in connection with their being named as director nominees and related matters. Barington also intends to reimburse any reasonable and documented out-of-pocket expenses incurred by Mr. White and Mr. Oran in connection with being named on the slate of nominees for election to the Board of Directors of the Company at the Annual Meeting. There is no written agreement between the parties with respect to the foregoing.

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(l)	Information regarding each Nominee required to be disclosed pursuant to Section 2.03 of Article II of the Regulations is set forth in Exhibits A, B and C attached hereto.
(m)	Each Nominee’s written consent to his nomination, to being named in any Barington proxy statement as a nominee and to serving as a director of the Company if elected is included as Annex A hereto.

In addition to the foregoing, certain further information is set forth in Schedule C hereto (without conceding that any such information is required to be disclosed in this Notice).

Except as set forth in this Notice, including the Exhibits and Schedules hereto, as of the date hereof (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of the Company; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (iv) there is no transaction, or series of similar transactions, since July 1, 2006, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family of any Nominee or of any associate of any Nominee, had, or will have, a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person with respect to (a) any future employment with the Company or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (vi) no Nominee has any substantial interest, direct or indirect, in the matters to be acted on at the Annual Meeting, except his interest in being nominated and elected as a director.

We trust that this Notice complies in all respects with the Regulations and applicable law. If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us in writing immediately of such alleged deficiencies. We reserve the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies. We also reserve the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s shareholders, to revise the nominations described herein, or not to present any one or more nominations described herein.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies Barington may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Barington.

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We trust that the Board will recognize the interests of all shareholders in the timely scheduling of the Annual Meeting and hold the Annual Meeting as promptly as possible and, in any event, no later than the anniversary of the Company’s 2006 Annual Meeting, and will not impose on the Company and its shareholders the expense and other consequences of an attempt to delay the Annual Meeting or the need for action by a court to compel an annual meeting in accordance with Ohio law.

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Please address any correspondence or questions to Barington Companies Equity Partners, L.P., Attention: James A. Mitarotonda, telephone (212) 974-5700, facsimile (212) 586-7684 (with a copy to our counsel, Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attention: Peter G. Smith, Esq., telephone 212-715-9401, facsimile 212-715-8000). The giving of this Notice is not an admission that the procedures for Notice contained in the Regulations are legal, valid or binding, and Barington reserves the right to challenge any such procedures or their application in whole or in part.

Very truly yours,

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.

By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
James A. Mitarotonda
Managing Member

cc:	John B. Gerlach, Jr.
Chairman of the Board, Chief Executive

Officer and President

Lancaster Colony Corporation

37 West Broad Street

Columbus, Ohio 43215

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas

New York, New York 10036

Roderick H. Willcox, Esq.

Chester Willcox & Saxbe LLP

65 East State Street

Columbus, Ohio 43215

Peter E. Izanec, Esq.

Jones Day

North Point, 901 Lakeside Avenue

Cleveland, Ohio 44114

[Exhibits, Annexes and Schedules Intentionally Omitted]